CORPORATE REALTY INCOME FUND I, L.P.
475 FIFTH AVENUE
NEW YORK, NEW YORK 10017

Telephone: (212) 696-0701
Telecopier: (212) 696-1271

April 14, 2006

BY ELECTRONIC TRANSMISSION
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

                    Re:     Commission File No. 0-15796

Dear Sir/Madam:

          We hereby file our Annual Report on Form 10-K for the year ended December 31, 2005 (the “Report”).  The financial statements in the Report do not reflect a change from the preceding year in any accounting principles or practices, or in the method of applying any such principles or practices.

Very truly yours,

/s/ Robert F. Gossett, Jr.

Robert F. Gossett, Jr.
Individual General Partner and
President, Corporate General Partner